UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 001-40090

SOMALOGIC, INC.

(Exact name of Registrant as specified in its charter)

2945 Wilderness Place

Boulder, Colorado 80301

(303) 625-9000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Common Stock, par value $0.0001 per share

Warrants, each exercisable for one share of Common Stock at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐

Approximate number of holders of record as of the certification or notice date: one (1)*

*On January 5, 2024, pursuant to that certain Agreement and Plan of Merger, dated as of October 4, 2023, by and among SomaLogic, Inc., a Delaware corporation (the “Company”), Standard BioTools Inc., a Delaware corporation (“Standard BioTools”), and Martis Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Standard BioTools (“Merger Sub”), Merger Sub merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Standard BioTools.

Pursuant to the requirements of the Securities Exchange Act of 1934, SomaLogic, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SomaLogic, Inc.
DATE: January 16, 2024
	By:	/s/ Michael Egholm, Ph.D.
Michael Egholm, Ph.D.
President and Chief Executive Officer